                                                     Pursuant to Rule 424(b)(5)
                                                     Registration No. 33-55977

Prospectus Supplement (to Prospectus Dated October 18, 1994)

$500,000,000

LOGO

$200,000,000 6.625% DEBENTURES DUE SEPTEMBER 1, 2009

$300,000,000 6.950% DEBENTURES DUE SEPTEMBER 1, 2029

MATURITY

- The 6.625% Debentures will mature on September 1, 2009.

- The 6.950% Debentures will mature on September 1, 2029.

INTEREST

- Interest on the Debentures is payable on March 1 and September 1 of each year, beginning March 1, 2000.

- Interest will accrue from September 2, 1999.

REDEMPTION

- We cannot redeem the Debentures prior to maturity.

- There is no sinking fund.
LISTING

- We do not intend to list the Debentures on any securities exchange.

RANKING

- The Debentures are unsecured. The Debentures rank equally with all of our existing and future unsubordinated debt.

THE COMPANY

- Our principal office is located at One Johnson & Johnson Plaza, New Brunswick, NJ 08933. Our telephone number is (732) 524-0400.

                            ------------------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE DEBENTURES OR DETERMINED THAT THIS PROSPECTUS SUPPLEMENT OR THE ATTACHED PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------
--------------------------------------------------------------------------------

                                    PER 6.625%                            PER 6.950%
                                     DEBENTURE            TOTAL            DEBENTURE             TOTAL
-------------------------------------------------------------------------------------------------------------
 Initial Price to Public              98.739%         $197,478,000          97.640%          $292,920,000
 Underwriting Discount                0.650%          $  1,300,000          0.875%           $  2,625,000
 Proceeds to Us (Before
   Expenses)                          98.089%         $196,178,000          96.765%          $290,295,000
-------------------------------------------------------------------------------------------------------------

Your purchase price will also include any interest that has accrued on the Debentures since September 2, 1999.
                           -------------------------

- The Debentures will be delivered to you in global form through the book-entry delivery system of The Depository Trust Company on September 2, 1999.
- The Underwriters listed below will purchase the Debentures from us on a firm commitment basis and offer them to you, subject to certain conditions.

                         Joint Book -- Running Managers
CHASE SECURITIES INC.                                          J.P. MORGAN & CO.
                            ------------------------
CREDIT SUISSE FIRST BOSTON
          DEUTSCHE BANK SECURITIES
                    MERRILL LYNCH & CO.
                              SALOMON SMITH BARNEY
                                       THE WILLIAMS CAPITAL GROUP, L.P.
                            ------------------------

           The date of this Prospectus Supplement is August 30, 1999.

     In making your investment decision, you should rely only on the information contained or incorporated by reference in this Prospectus Supplement and the attached Prospectus. We have not authorized anyone to provide you with any other information. If you receive any unauthorized information, you must not rely on it.

     We are offering to sell the Debentures only in places where sales are permitted.

     You should not assume that the information contained or incorporated by reference in this Prospectus Supplement or the attached Prospectus is accurate as of any date other than its respective date.

                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
PROSPECTUS SUPPLEMENT
Recent Developments...................  S-3
Ratio of Earnings to Fixed Charges....  S-3
Description of the Debentures.........  S-3
Underwriting..........................  S-6
Experts...............................  S-7
Legal Opinions........................  S-7
PROSPECTUS
Available Information.................    2
Incorporation by Reference............    2
The Company...........................    3
Recent Developments...................    3
Ratio of Earnings to Fixed Charges....    3
Use of Proceeds.......................    4
Description of Debt Securities........    5
Description of Warrants...............    9
Plan of Distribution..................   11
Experts...............................   11
Legal Opinions........................   12

                              RECENT DEVELOPMENTS

     On July 21, 1999 we and Centocor, Inc. announced that we have entered into a definitive agreement under which we will merge with Centocor in a stock-for-stock exchange. The transaction has a total equity value of $4.9 billion, based upon Centocor's approximately 83 million fully diluted shares outstanding net of cash acquired.

     Centocor is a leading biopharmaceutical company that creates, acquires and markets cost-effective therapies that yield long term benefits for patients and the health care community. Its products, developed primarily through monoclonal antibody technology, help physicians deliver innovative treatments to improve human health and restore patients' quality of life.

     The Board of Directors of both Johnson & Johnson and Centocor have given approval to the merger, which remains subject to various conditions including:
(i) receipt of the approval of the Merger Agreement by Centocor shareholders;
(ii) receipt of opinions as to the tax and accounting treatment of certain aspects of the Merger; and (iii) satisfaction of certain other conditions.

     On July 19, 1999 we issued $250,000,000 aggregate principal amount of 6% Notes due 2001 in the euro markets.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The ratio of earnings to fixed charges represents our historical ratio and is calculated on a total enterprise basis. The ratio is computed by dividing the sum of earnings before provision for taxes and fixed charges (excluding capitalized interest) by fixed charges. Fixed charges represent interest (including capitalized interest) and amortization of debt discount and expense and the interest factor of all rentals, consisting of an appropriate interest factor on operating leases.

                                   FISCAL
                                   QUARTER                            FISCAL YEAR ENDED
                                    ENDED    --------------------------------------------------------------------
                                   JULY 4,   JANUARY 3,   DECEMBER 28,   DECEMBER 29,   DECEMBER 31,   JANUARY 1,
                                    1999        1999          1997           1996           1995          1995
                                   -------   ----------   ------------   ------------   ------------   ----------
Ratio of Earnings to Fixed
  Charges........................   19.57      17.08         20.06          16.36          12.24         10.49

                         DESCRIPTION OF THE DEBENTURES

     The following description of the particular terms of the 6.625% Debentures due September 1, 2009 and the 6.950% Debentures due September 1, 2029 offered hereby supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the Debt Securities set forth under the heading "Description of Debt Securities" in the accompanying Prospectus, to which description reference is hereby made.

GENERAL

     The Debentures offered hereby will be our unsecured obligations and will be issued under an Indenture dated as of September 15, 1987 between us and Harris Trust and Savings Bank, Chicago, Illinois, as Trustee (the "Trustee"), as amended by a First Supplemental Indenture dated as of September 1, 1990 (the "Indenture"). The 6.625% Debentures will mature on September 1, 2009. The 6.950% Debentures will mature on September 1, 2029.

     The Debentures will bear interest from September 2, 1999 or from the most recent interest payment date to which interest has been paid or provided for, payable semiannually on March 1 and September 1 of each year, beginning March 1, 2000, to the beneficial owners of the

Debentures at the close of business on the applicable record date, which is the February 15 or August 15 next preceding such interest payment date (the "Record Date"). The 6.625% Debentures will bear interest at the rate of 6.625% per annum and the 6.950% Debentures will bear interest at the rate of 6.950% per annum.

     The Debentures will be entitled to the benefits of our covenants described under the caption "Description of Debt Securities -- Certain Covenants" in the accompanying Prospectus.

     We may not redeem the Debentures prior to their maturity. The Debentures do not have the benefit of a sinking fund.

BOOK-ENTRY SYSTEM

     The Debentures will be issued in fully registered form and will be represented by a global certificate or certificates (the "Global Security") registered in the name of a nominee of The Depository Trust Company ("DTC" or the "Depositary"). The Global Security representing the Debentures will be deposited with, or on behalf of, the Depositary. The Debentures will not be exchangeable for certificates issued in definitive, registered form ("Certificated Debentures") at the option of the holder and, except as set forth below, will not otherwise be issuable in definitive form.

     DTC has advised the Company and the Underwriters as follows: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants ("Participants") deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. "Direct Participants" include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. Access to the DTC system is also available to others such as securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to DTC and its Participants are on file with the Securities and Exchange Commission.

     Purchases of Debentures under the DTC system must be made by or through Direct Participants. Upon the issuance by the Company of the Debentures, DTC will credit, on its book-entry system, the respective principal amounts of the Debentures to the accounts of Participants. The accounts to be credited shall be designated by the Underwriters. The ownership interest of each actual purchaser of each Debenture (a "Beneficial Owner") will be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owners entered into the transaction. Transfers of ownership interests in the Debentures are expected to be effected by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in Debentures, except as set forth below. To facilitate subsequent transfers, all Debentures deposited by Participants with DTC will be registered in the name of DTC's partnership nominee, Cede & Co. The deposit of Debentures with DTC and their registration in the name of Cede & Co. will not effect any change in beneficial ownership. The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may impair the ability to transfer beneficial interests in the Global Security.

     So long as the Depositary for the Global Security, or its nominee, is the registered owner of the Global Security, the Depositary or its nominee, as the case may be, will be considered the sole owner or holder of the Debentures for all purposes under the Indenture. Except as provided below, Beneficial Owners of the Debentures will not be entitled to have the Debentures registered in their names, will not receive or be entitled to receive physical delivery of Debentures in definitive form and will not be considered the owners or holders thereof under the Indenture. Unless and until it is exchanged in whole or in part for individual certificates evidencing the Debentures represented thereby, the Global Security may not be transferred except as a whole by the Depositary for the Global Security to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by the Depositary or any nominee to a successor Depositary or any nominee of such successor.

     The Company expects that conveyance of notices and other communications by the Depositary to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. In addition, neither the Depositary nor Cede & Co. will consent or vote with respect to Debentures. The Company has been advised that the Depositary's usual procedure is to mail an omnibus proxy to the Company as soon as possible after the record date with respect to such consent or vote. The omnibus proxy would assign Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Debentures are credited on such record date (identified in a listing attached to the omnibus proxy).

     Until the Debentures are paid or payment thereof is duly provided for, the Company will, at all times, maintain a paying agent in The City of New York capable of performing the duties described herein to be performed by the Paying Agent. The Company has initially appointed the Trustee and Harris Trust Company of New York as Paying Agents. An office of a Paying Agent in The City of New York for all purposes relating to the Debentures is located at the date hereof at Wall Street Plaza, 88 Pine Street, New York, New York 10005.

     Payments of principal of and interest, if any, on the Debentures registered in the name of the Depositary or its nominee will be made by the Company through a Paying Agent to the Depositary or its nominee, as the case may be, as the registered owner of the Global Security. Neither the Company, the Trustee, any Paying Agent nor the registrar for the Debentures will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     The Company has been advised that the Depositary will credit the accounts of Direct Participants with payment in amounts proportionate to their respective holdings in principal amount of interest in the Global Security as shown on the records of the Depositary. The Company has been advised that the Depositary's practice is to credit Direct Participants' accounts on the applicable payment date unless the Depositary has reason to believe that it will not receive payment on such date. The Company expects that payments by Participants to Beneficial Owners will be governed by standing customer instructions and customary practices, as is now the case with securities held for the accounts of customers. Such payments will be the responsibility of such Participants.

     If the Depositary with respect to the Global Security is at any time unwilling or unable to continue as Depositary and a successor Depositary is not appointed by the Company within 90 days, the Company will issue Certificated Debentures in exchange for the Debentures represented by such Global Security. In addition, the Company may at any time and in its sole discretion determine not to use the Depositary's book-entry system, and, in such event, will issue Certificated Debentures in exchange for the Debentures represented by such Global Security.

                                  UNDERWRITING

     We and the Underwriters have entered into an Underwriting Agreement relating to the offering and sale of the Debentures (the "Underwriting Agreement"). In the Underwriting Agreement, we have agreed to sell to each Underwriter, and each Underwriter has agreed to purchase from us, the principal amount of Debentures that appears opposite its name in the table below:

                                                PRINCIPAL AMOUNT        PRINCIPAL AMOUNT
                UNDERWRITER                   OF 6.625% DEBENTURES    OF 6.950% DEBENTURES
                -----------                   --------------------    --------------------
Chase Securities Inc........................      $ 86,000,000            $129,000,000
J.P. Morgan Securities Inc..................        86,000,000             129,000,000
Credit Suisse First Boston Corporation......         5,600,000               8,400,000
Deutsche Bank Securities Inc................         5,600,000               8,400,000
Merrill Lynch, Pierce, Fenner & Smith
              Incorporated..................         5,600,000               8,400,000
Salomon Smith Barney Inc....................         5,600,000               8,400,000
The Williams Capital Group, L.P.............         5,600,000               8,400,000
                                                  ------------            ------------
          Total.............................      $200,000,000            $300,000,000
                                                  ============            ============

     The obligations of the Underwriters under the Underwriting Agreement, including their agreement to purchase Debentures from us, are several and not joint. Those obligations are also subject to certain conditions in the Underwriting Agreement being satisfied. The Underwriters have agreed to purchase all of the Debentures if any of them are purchased.

     The Underwriters have advised us that they propose to offer the Debentures to the public at the public offering price that appears on the cover page of this Prospectus. The Underwriters may offer the Debentures to selected dealers at the public offering price minus a selling concession of up to .40% of the principal amount of 6.625% Debentures and up to .50% of the principal amount of 6.950% Debentures. In addition, the Underwriters may allow, and those selected dealers may reallow, a selling concession of up to .25% of the principal amount of 6.625% Debentures and up to .25% of the principal amount of 6.950% Debentures to certain other dealers. After the initial public offering, the Underwriters may change the public offering price and any other selling terms.

     We will pay our expenses related to the offering, which we estimate will be $200,000. We will indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

     The Debentures are a new issue of securities, and there is currently no established trading market for the Debentures. In addition, we do not intend to apply for the Debentures to be listed on any securities exchange or to arrange for the Debentures to be quoted on any quotation system. The Underwriters have advised us that they intend to make a market in the Debentures, but they are not obligated to do so. The Underwriters may discontinue any market making in the Debentures at any time in their sole discretion. Accordingly, we cannot assure you that a liquid trading market will develop for the Debentures, that you will be able to sell your Debentures at a particular time or that the prices that you receive when you sell will be favorable.

     In connection with the offering of the Debentures, the Underwriters may engage in overallotment, stabilizing transactions and syndicate covering transactions in accordance with Regulation M under the Securities Exchange Act of 1934, as amended. Overallotment involves sales in excess of the offering size, which creates a short position for the Underwriters. Stabilizing transactions involve bids to purchase the Debentures in the open market for the purpose of pegging, fixing or maintaining the price of the Debentures. Syndicate covering transactions involve purchases of the Debentures in the open market after the distribution has been completed in order to cover short positions. Stabilizing transactions and syndicate covering transactions may cause the price of the Debentures to be higher than it would otherwise be in the absence of those transactions. If the Underwriters engage in stabilizing or syndicate covering transactions, they may discontinue them at any time.

     Certain of the Underwriters and their affiliates engage in various general financing and banking transactions with, and perform certain financial and banking services for, us and our affiliates. Henry B. Schacht, one of our directors, is also a director of The Chase Manhattan Corporation, the parent of Chase Securities Inc., and their affiliate The Chase Manhattan Bank.

                                    EXPERTS

     The financial statements of the Company incorporated herein by reference to the Company's Annual Report on Form 10-K for the year ended January 3, 1999 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                 LEGAL OPINIONS

     The legality of the Debentures will be passed upon for the Company by James
R. Hilton, Esq. or Joseph S. Orban, Esq., each an Associate General Counsel of the Company. Certain legal matters will be passed upon for the Underwriters by Cravath, Swaine & Moore, Worldwide Plaza, 825 Eighth Avenue, New York, New York 10019. Mr. Hilton and Mr. Orban are paid salaries by us, participate in various employee benefit plans offered to our employees generally, and own and have options to purchase shares of our Common Stock. Cravath, Swaine & Moore has performed legal services for us from time to time.

PROSPECTUS

LOGO

DEBT SECURITIES
AND WARRANTS

Johnson & Johnson (the "Company") may from time to time offer its Debt Securities and Warrants to purchase Debt Securities for proceeds up to $2,585,000,000 or the equivalent in foreign currency or foreign currency units on terms determined by market conditions at the time of sale. The designation, currency, principal amount, offering price, maturity, interest rate and any redemption provisions of the Debt Securities and the duration, currency, offering price, exercise price and detachability of the Warrants are described in the accompanying Prospectus Supplement, together with other terms and matters related to the offering.

The Debt Securities and Warrants may be sold directly or through agents, underwriters or dealers. If agents of the Company or underwriters are involved in the sale of the Debt Securities or Warrants, their names and descriptions of their compensation and indemnification arrangements are contained in the Prospectus Supplement.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------

THE DATE OF THIS PROSPECTUS IS OCTOBER 18, 1994

     NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS OR THE ACCOMPANYING PROSPECTUS SUPPLEMENT AND, IF GIVEN OR MADE, ANY SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY AGENT, DEALER OR UNDERWRITER. NEITHER THE DELIVERY OF THIS PROSPECTUS OR THE ACCOMPANYING PROSPECTUS SUPPLEMENT NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THE INFORMATION CONTAINED HEREIN OR IN THE ACCOMPANYING PROSPECTUS SUPPLEMENT IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF OR THEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THEREOF. NEITHER THIS PROSPECTUS NOR THE ACCOMPANYING PROSPECTUS SUPPLEMENT CONSTITUTES AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934 and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission, which can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street N.W., Washington, D.C., at its New York Regional Office, 75 Park Place, New York, New York, and at its Chicago Regional Office, Northwestern Atrium Center, 500 West Madison Street (Suite 1400), Chicago, Illinois. Copies of such material can be obtained at prescribed rates by writing to the Securities and Exchange Commission, Public Reference Section, Washington, D.C. 20549. The Common Stock of the Company is listed on the New York Stock Exchange. Reports, proxy statements and other information about the Company can also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. This Prospectus does not contain all the information set forth in the related registration statement and exhibits thereto which the Company has filed with the Securities and Exchange Commission under the Securities Act of 1933 and to which reference is hereby made.

                           INCORPORATION BY REFERENCE

     The Annual Report on Form 10-K for the fiscal year ended January 2, 1994, the Quarterly Reports on Form 10-Q for the fiscal quarters ended April 3, 1994 and July 3, 1994, and the Current Report on Form 8-K dated October 5, 1994, filed by the Company with the Securities and Exchange Commission, are hereby incorporated by reference in this Prospectus.

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this Prospectus and prior to the termination of the offering of the Debt Securities and Warrants shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the respective dates of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein or in any Prospectus Supplement modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any or all of the documents that have been incorporated by reference in this Prospectus (not including exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to the Office of the Secretary, Johnson & Johnson, One Johnson & Johnson Plaza, New Brunswick, New Jersey 08933 (Telephone 908-524-2455).

                                  THE COMPANY

     The Company, incorporated in New Jersey since 1887, employs approximately 81,600 people worldwide and is engaged in the manufacture and sale of a broad range of products in the health care field in many countries of the world. Its principal business segments are: consumer products, consisting of toiletries and hygienic products including dental and baby care products, first-aid products, non-prescription drugs, sanitary protection products and adult incontinence products; pharmaceutical products consisting principally of prescription drugs; and professional products consisting of sutures, mechanical wound closure products, less invasive surgical instruments, diagnostic products, ophthalmic equipment and devices, medical equipment and devices, surgical instruments, joint replacements and products for wound management and infection, which professional products are used principally in the professional fields by physicians, nurses, therapists, hospitals, diagnostic laboratories and clinics.

     All references herein to the Company include Johnson & Johnson and its subsidiaries, unless the context otherwise requires.

     The principal executive offices of the Company are located at One Johnson & Johnson Plaza, New Brunswick, New Jersey 08933. The telephone number is 908-524-0400.

                              RECENT DEVELOPMENTS

     On August 22, 1994, the Company announced that it had entered into an agreement with Neutrogena Corporation ("Neutrogena") pursuant to which it would acquire for a net price of approximately $924 million all of the outstanding shares of common stock and options to purchase shares of common stock of Neutrogena through a tender offer and subsequent merger. During the week of September 26, 1994, the Company acquired and made payment for the Neutrogena common stock tendered in the tender offer, which represented approximately 98.6% of the Neutrogena common stock outstanding. On October 3, 1994, the Company consummated a short form merger pursuant to which the remaining shares of Neutrogena common stock were acquired at the same price per share paid pursuant to the tender offer.

     On September 6, 1994, the Company announced that it had entered into an agreement with Eastman Kodak Company ("Kodak") to purchase Kodak's clinical diagnostics business for $1.008 billion. It is anticipated that the closing of such acquisition will occur during the fourth quarter of 1994. Such acquisition is subject to customary conditions.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The ratio of earnings to fixed charges represents the historical ratio of the Company and is calculated on a total enterprise basis. The ratio is computed by dividing the sum of earnings before provision for taxes and fixed charges (excluding capitalized interest) by fixed charges. Fixed charges represent interest (including capitalized interest) and amortization of debt discount and expense and the interest factor of all rentals, consisting of an appropriate interest factor on operating leases.

                                                                               FISCAL YEARS
                                                  FISCAL QUARTER     --------------------------------
                                                ENDED JULY 3, 1994   1993   1992   1991   1990   1989
                                                ------------------   ----   ----   ----   ----   ----
Ratio of Earnings to Fixed Charges............        11.94          9.82   9.19   8.81   6.01   6.78

                                USE OF PROCEEDS

     Unless otherwise indicated in the Prospectus Supplement, the net proceeds to be received by the Company from sales of the Debt Securities and Warrants and the exercise of Warrants will be used for general corporate purposes, including working capital, capital expenditures, stock repurchase programs, repayment and refinancing of borrowings and acquisitions.

                         DESCRIPTION OF DEBT SECURITIES

     The Debt Securities are to be issued under the Indenture dated as of September 15, 1987 between the Company and Harris Trust and Savings Bank, Chicago, Illinois, as Trustee, as amended by the First Supplemental Indenture dated as of September 1, 1990 (as so amended, the "Indenture"). The Indenture is filed as an exhibit to the registration statement relating hereto. Certain provisions of the Indenture are referred to and summarized below. The summaries do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Indenture.

GENERAL

     The aggregate principal amount of Debt Securities which can be issued under the Indenture is unlimited (Section 2.01). As of the date of this Prospectus, $2,165,000,000 aggregate principal amount of Debt Securities have been issued under the Indenture. The Debt Securities to which this Prospectus relates will be issued from time to time in amounts the proceeds of which, together with the proceeds of the Warrants, will aggregate up to $2,585,000,000 or the equivalent thereof in foreign currency or foreign currency units, such as European Currency Units, and will be offered to the public on terms determined by market conditions at the time of sale. The Debt Securities may be issued in one or more series with the same or various maturities and may be sold at par or at an original issue discount. Debt Securities sold at an original issue discount may bear no interest or interest at a rate which is below market rates. The Debt Securities will be unsecured obligations of the Company issued in fully registered form without coupons or in bearer form with coupons (Recital and Sections 2.01 and 9.01).

     Reference is made to the Prospectus Supplement for the following terms to the extent they are applicable to the Debt Securities: (a) designation, aggregate principal amount and denomination; (b) date of maturity; (c) currency or currencies for which Debt Securities may be purchased and currency or currencies in which principal and interest may be payable; (d) if the currency for which Debt Securities may be purchased or in which principal and interest may be payable is at the purchaser's election, the manner in which such an election may be made; (e) interest rate; (f) the times at which interest will be payable; (g) redemption date and redemption price; (h) federal income tax consequences; (i) whether such Debt Securities are to be issued in book-entry form, and if so, the identity of the depository and information with respect to book-entry procedures; and (j) other terms of the Debt Securities.

CERTAIN COVENANTS

     Unless otherwise provided in the Debt Securities, the Company will covenant not to create, assume or suffer to exist any lien on any Restricted Property (described below) to secure any debt of the Company, any subsidiary or any other person, or permit any subsidiary so to do, without securing the Debt Securities of any series having the benefit of the covenant by such lien equally and ratably with such debt for so long as such debt shall be so secured, subject to certain exceptions specified in the Indenture. Exceptions include: (a) existing liens or liens on facilities of corporations at the time they become subsidiaries; (b) liens existing on facilities when acquired, or incurred to finance the purchase price, construction or improvement thereof; (c) certain liens in favor of or required by contracts with governmental entities; and (d) liens otherwise prohibited by such covenant, securing indebtedness which, together with the aggregate amount of outstanding indebtedness secured by liens otherwise prohibited by such covenant and the value of certain sale and leaseback transactions, does not exceed 10% of the Company's consolidated net tangible assets (defined in the Indenture as total assets less current liabilities and intangible assets) (Section 4.04).

     Unless otherwise provided in the Debt Securities, the Company will also covenant not to, and not to permit any subsidiary to, enter into any sale and leaseback transaction covering any

Restricted Property unless (a) the Company would be entitled under the provisions described above to incur debt equal to the value of such sale and leaseback transaction, secured by liens on the facilities to be leased, without equally and ratably securing the Debt Securities, or (b) the Company, during the six months following the effective date of such sale and leaseback transaction, applies an amount equal to the value of such sale and leaseback transaction to the voluntary retirement of long-term indebtedness or to the acquisition of Restricted Property (Section 4.04).

     Because the covenants described above cover only manufacturing facilities in the continental United States, the Company's manufacturing facilities in Puerto Rico (accounting for approximately 5% of the Company's manufacturing facilities worldwide) are excluded from the operation of the covenants.

     The Indenture defines Restricted Property as (a) any manufacturing facility (or portion thereof) owned or leased by the Company or any subsidiary and located within the continental United States which, in the opinion of the Board of Directors, is of material importance to the business of the Company and its subsidiaries taken as a whole, but no such manufacturing facility (or portion thereof) shall be deemed of material importance if its gross book value (before deducting accumulated depreciation) is less than 2% of the Company's consolidated net tangible assets, or (b) any shares of capital stock or indebtedness of any subsidiary owning any such manufacturing facility (Section 4.04).

     There are no liens prohibited by the covenants described above on, or any sale and leaseback transactions prohibited by such covenants covering, any property which would qualify as Restricted Property. As such, the Company does not keep records identifying which of its properties, if any, would qualify as Restricted Property. The Company will amend this Prospectus to disclose or disclose in any Prospectus Supplement the existence of any lien on or any sale and leaseback transaction covering any Restricted Property, which would require the Company to secure the Debt Securities or apply certain amounts to retirement of indebtedness or acquisitions of property, as provided in such covenants.

     The Indenture contains no other restrictive covenants, including those that would afford holders of the Debt Securities protection in the event of a highly leveraged transaction involving the Company or any of its affiliates, or any covenants relating to total indebtedness, interest coverage, stock repurchases, recapitalizations, dividends and distributions to shareholders, current ratios and acquisitions and divestitures.

AMENDMENT AND WAIVER

     Other than amendments not adverse to holders of the Debt Securities, amendments of the Indenture or the Debt Securities may be made only with the consent of the holders of a majority in principal amount of the Debt Securities affected (acting as one class). Waivers of compliance with any provision of the Indenture or the Debt Securities with respect to any series of Debt Securities may be made only with the consent of the holders of a majority in principal amount of the Debt Securities of that series. The consent of all holders of affected Debt Securities will be required to (a) make any Debt Security payable in a currency not specified or described in the Debt Security, (b) change the stated maturity thereof, (c) reduce the principal amount thereof, (d) reduce the rate or change the time of payment of interest thereon, or (e) impair the right to institute suit for the payment of principal thereof or interest thereon (Section 9.02). The holders of a majority in aggregate principal amount of Debt Securities affected may waive any past default under the Indenture and its consequences, except a default (1) in the payment of the principal of or interest on such Debt Securities, or (2) in respect of a provision which cannot be waived or amended without the consent of all holders of Debt Securities affected (Sections 6.04 and 9.02).

EVENTS OF DEFAULT

     Events of Default with respect to any series of Debt Securities under the Indenture will include: (a) default in payment of any principal on such series;
(b) default in the payment of any installment of interest on such series and continuance of such default for a period of 30 days; (c) default in the performance of any other covenant in the Indenture or in the Debt Securities and continuance of such default for a period of 90 days after receipt by the Company of notice of such default from the Trustee or the holders of at least 25% in principal amount of Debt Securities of such series; or (d) certain events of bankruptcy, insolvency or reorganization in respect of the Company (Section 6.01). The Trustee may withhold notice to the holders of a series of Debt Securities of any default (except in the payment of principal of or interest on such series of Debt Securities) if it considers such withholding to be in the interest of holders of the Debt Securities (Section 7.05). Not all Events of Default with respect to a particular series of Debt Securities issued under the Indenture necessarily constitute Events of Default with respect to any other series of Debt Securities.

     On the occurrence of an Event of Default with respect to a series of Debt Securities, the Trustee or the holders of at least 25% in principal amount of Debt Securities of such series then outstanding may declare the principal (or in the case of Debt Securities sold at an original issue discount, the amount specified in the terms thereof) and accrued interest thereon to be due and payable immediately (Section 6.02).

     Within 120 days after the end of each fiscal year, an officer of the Company must inform the Trustee whether such officer knows of any default, describing any such default and the status thereof (Section 4.03). Subject to provisions relating to its duties in case of default, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the direction of any holders of Debt Securities unless the Trustee shall have received a satisfactory indemnity (Section 7.01).

DEFEASANCE OF THE INDENTURE AND DEBT SECURITIES

     The Indenture provides that the Company, at the Company's option, (a) will be discharged from all obligations in respect of the Debt Securities of a series (except for certain obligations to register the transfer or exchange of Debt Securities, replace stolen, lost or destroyed Debt Securities, maintain paying agencies and hold moneys for payment in trust), or (b) need not comply with certain restrictive covenants of the Indenture (including those described under "Certain Covenants"), in each case if the Company irrevocably deposits in trust with the Trustee money or eligible government obligations which through the payment of interest thereon and principal thereof in accordance with their terms will provide money, in an amount sufficient to pay all the principal of (including any mandatory redemption payments) and interest on the Debt Securities of such series on the dates such payments are due in accordance with the terms of such Debt Securities. Eligible government obligations are those backed by the full faith and credit of the government which issues the currency or foreign currency unit in which the Debt Securities are denominated. To exercise either option, the Company is required to deliver to the Trustee an opinion of nationally recognized independent tax counsel to the effect that the deposit and related defeasance would not cause the holders of the Debt Securities of such series to recognize income, gain or loss for Federal income tax purposes. To exercise the option described in clause (a) above, such opinion must be based on a ruling of the Internal Revenue Service, a regulation of the Treasury Department or a provision of the Internal Revenue Code (Section 8.01).

GLOBAL SECURITIES

     The Debt Securities of a series may be issued in the form of a global security which is deposited with and registered in the name of the depositary (or a nominee of the depositary) specified in the accompanying Prospectus Supplement. So long as the depositary for a global security, or its nominee, is the registered owner of the global security, the depositary or its nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such global security for all purposes under the Indenture. Except as provided in the Indenture, owners of beneficial interests in Debt Securities represented by a global security will not (a) be entitled to have such Debt Securities registered in their names, (b) receive or be entitled to receive physical delivery of certificates representing such Debt Securities in definitive form, (c) be considered the owners or holders thereof under the Indenture and (d) have any rights under the Indenture with respect to such global security (Sections 2.06A and 2.13). Unless and until it is exchanged in whole or in part for individual certificates evidencing the Debt Securities represented thereby, a global security may not be transferred except as a whole by the depositary for such global security to a nominee of such depositary or by a nominee of such depositary to such depositary or another nominee of such depositary or by the depositary or any nominee to a successor depositary or any nominee of such successor. The Company, in its sole discretion, may at any time determine that any series of Debt Securities issued or issuable in the form of a global security shall no longer be represented by such global security and such global security shall be exchanged for securities in definitive form pursuant to the Indenture (Section 2.06A).

     Upon the issuance of a global security, the depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of such global security to the accounts of participants. Ownership of interests in a global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depositary (with respect to interests of participants in the depositary), or by participants in the depositary or persons that may hold interests through such participants (with respect to persons other than participants in the depositary). Ownership of beneficial interests in a global security will be limited to participants or persons that hold interests through participants.

INFORMATION CONCERNING THE TRUSTEE

     The Trustee has extended credit facilities to the Company, and the Company maintains deposit accounts and conducts other banking transactions with the Trustee.

                            DESCRIPTION OF WARRANTS

     The Company may issue Warrants for the purchase of Debt Securities. Warrants may be issued independently or together with any Debt Securities offered by any Prospectus Supplement and may be attached to or separate from such Debt Securities. The Warrants are to be issued under Warrant Agreements to be entered into between the Company and a bank or trust company, as Warrant Agent, all as set forth in the Prospectus Supplement relating to the particular issue of Warrants. The Warrant Agent will act solely as an agent of the Company in connection with the Warrant Certificates and will not assume any obligation or relationship of agency or trust for or with any holders of Warrant Certificates or beneficial owners of Warrants. Copies of the forms of Warrant Agreements, including the forms of Warrant Certificates representing the Warrants, are filed as exhibits to the registration statement relating hereto. The following summaries of certain provisions of the Warrant Agreements and Warrant Certificates do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Warrant Agreements and the Warrant Certificates.

GENERAL

     If Warrants are offered, the Prospectus Supplement will describe the terms of the Warrants, including the following: (a) the offering price; (b) the currency for which Warrants may be purchased; (c) the designation, aggregate principal amount, currency and terms of the Debt Securities purchasable upon exercise of the Warrants; (d) the designation and terms of the Debt Securities with which the Warrants are issued and the number of Warrants issued with each such Debt Security; (e) the date after which the Warrants and the related Debt Securities will be separately transferable; (f) the principal amount of Debt Securities purchasable upon exercise of a Warrant and the price at and currency in which such principal amount of Debt Securities may be purchased upon such exercise; (g) the date on which the right to exercise the Warrants shall commence and the date on which such right shall expire; (h) federal income tax consequences; (i) whether the Warrants represented by the Warrant Certificates will be issued in registered or bearer form; and (j) any other terms of the Warrants.

     Prior to the exercise of their Warrants, holders of Warrants will not have any of the rights of holders of the Debt Securities purchasable upon such exercise, including the right to receive payments of principal of or interest on the Debt Securities purchasable upon such exercise or to enforce convenants in the Indenture.

     Warrant Certificates may be exchanged for new Warrant Certificates of different denominations, may (if in registered form) be presented for registration of transfer, and may be exercised at the corporate trust office of the Warrant Agent or any other office indicated in the Prospectus Supplement.

EXERCISE OF WARRANTS

     Each Warrant will entitle the holder to purchase such principal amount of Debt Securities at such exercise price as shall in each case be described in the Prospectus Supplement relating to the Warrants. Warrants may be exercised at any time up to 5:00 P.M. New York time on the expiration date set forth in the Prospectus Supplement relating to such Warrants. After the close of business on the expiration date (or such later date to which such expiration date may be extended by the Company), unexercised Warrants will become void.

     Warrants may be exercised by delivery to the Warrant Agent of payment as provided in the Prospectus Supplement of the amount required to purchase the Debt Securities purchasable upon such exercise together with certain information set forth on the reverse side of the Warrant Certificate. Warrants will be deemed to have been exercised upon receipt of the exercise price, subject to the receipt within five business days of the Warrant Certificate evidencing such Warrants. Upon receipt of such payment and the Warrant Certificate properly completed and duly executed at the corporate trust office of the Warrant Agent or any other office indicated in the Prospectus Supplement, the Company will, as soon as practicable, issue and deliver the Debt Securities purchasable upon such exercise. If fewer than all of the Warrants represented by such Warrant Certificate are exercised, a new Warrant Certificate will be issued for the remaining amount of Warrants.

                              PLAN OF DISTRIBUTION

     The Company may sell the Debt Securities and Warrants (a) directly to purchasers, (b) through agents, (c) to dealers as principals, and (d) through underwriters.

     Offers to purchase Debt Securities and Warrants may be solicited directly by the Company or by agents designated by the Company from time to time. Any such agent, who may be deemed to be an underwriter as that term is defined in the Securities Act of 1933, involved in the offer or sale of the Debt Securities and Warrants is named, and any commissions payable by the Company to such agent are set forth, in the Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis.

     If a dealer is utilized in the sale of the Debt Securities and Warrants, the Company will sell such Debt Securities and Warrants to the dealer as principal. The dealer may then resell such Debt Securities and Warrants to the public at varying prices to be determined by such dealer at the time of resale.

     If an underwriter or underwriters are utilized in the sale of the Debt Securities and Warrants, the Company will enter into an underwriting agreement with such underwriters at the time of sale to them. The names of the underwriters and the terms of the transaction are set forth in the Prospectus Supplement, which will be used by the underwriters to make resales of the Debt Securities and Warrants.

     Agents, dealers or underwriters may be entitled under agreements which may be entered into with the Company to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act of 1933, and may be customers of, engage in transactions with or perform services for the Company in the ordinary course of business.

     If so indicated in the Prospectus Supplement, the Company will authorize underwriters or agents to solicit offers by certain institutions to purchase Debt Securities and Warrants from the Company at the public offering price set forth in the Prospectus Supplement pursuant to Delayed Delivery Contracts providing for amounts, payment and delivery as described in the Prospectus Supplement. Institutions with whom the contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and other institutions, but shall in all cases be subject to the approval of the Company. A commission described in the Prospectus Supplement will be paid to underwriters and agents soliciting purchases of Debt Securities and Warrants pursuant to contracts accepted by the Company. Contracts will not be subject to any conditions except that (a) the purchase by an institution of the Debt Securities and Warrants covered by its contract shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject and (b) the Company shall have sold and delivered to any underwriters named in the Prospectus Supplement that portion of the issue of Debt Securities and Warrants as is set forth therein. The underwriters and agents will not have any responsibility in respect of the validity or the performance of the contracts.

     The place and time of delivery for the Debt Securities and Warrants are set forth in the Prospectus Supplement.

                                    EXPERTS

     The Consolidated Financial Statements of the Company incorporated herein by reference to the Company's Annual Report on Form 10-K have been so incorporated in reliance on the report of Coopers & Lybrand, independent accountants, given on their authority as experts in auditing and accounting.

                                 LEGAL OPINIONS

     The legality of the Debt Securities and Warrants will be passed upon for the Company by George S. Frazza, Esq., General Counsel of the Company, or Joseph
S. Orban, Esq., Associate General Counsel of the Company, and for the underwriters, if any, by Cravath, Swaine & Moore, Worldwide Plaza, 825 Eighth Avenue, New York, New York 10019. Messrs. Frazza and Orban are paid salaries by the Company, are participants in various employee benefit plans offered to employees of the Company generally, and each owns and has options to purchase shares of Common Stock of the Company. Cravath, Swaine & Moore has performed legal services for the Company from time to time.

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

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